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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No.        )

DOVER INVESTMENTS CORPORATION
(Name of Subject Company)(Issuer))

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST
DOVER ACQUISITION CORP.
FREDERICK M. WEISSBERG
LAWRENCE WEISSBERG
(Names of Filing Persons (Offeror))

Class A Common Stock, par value $0.01 per share
Class B Common Stock, par value $0.01 per share
(Title of Class of Securities)

Class A Common Stock—260152103
Class B Common Stock—260152202
(CUSIP Number of Class of Securities)

Frederick M. Weissberg, Trustee
The Lawrence Weissberg Revocable Living Trust
100 Spear Street, Suite 520
San Francisco, California 94105
(415) 777-0533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Richard V. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
The Orrick Building
405 Howard Street
San Francisco, California 94105
(415) 773-5700

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee**

$17,904,903.00	$2,268.55

*
The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d). The calculation assumes the purchase of all outstanding shares of the subject company not already beneficially owned by Dover Acquisition Corp. at $30.50 in cash per share and 522,810 such shares of Class A Common Stock outstanding and 64,236 such shares of Class B Common Stock outstanding as of September 22, 2004.

**
The amount of the filing fee is calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #7 issued by the Securities and Exchange Commission on January 26, 2004. Such fee equals .0127 percent of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☒
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

  SCHEDULE 14D-1

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) The Lawrence Weissberg Revocable Living Trust, U/D/T dated November 25, 1992

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0% of Class A Common Shares(1) 79.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* OO

(1)
Calculated based on 1,006,077 shares of Dover Investments Corporation class A common stock and 310,961 shares of Dover Investments Corporation class B common stock outstanding as of July 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 12, 2004.

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Dover Acquisition Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0% of Class A Common Shares(1) 79.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* CO

(1)
Calculated based on 1,006,077 shares of Dover Investments Corporation class A common stock and 310,961 shares of Dover Investments Corporation class B common stock outstanding as of July 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 12, 2004.

CUSIP NO.: Class A Common—260152103 Class B Common—260152102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Lawrence Weissberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF/OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None

	8	SHARED VOTING POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

	9	SOLE DISPOSITIVE POWER None

	10	SHARED DISPOSITIVE POWER 483,267 Class A Common Shares 246,725 Class B Common Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,267 Class A Common Shares 246,725 Class B Common Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.0% of Class A Common Shares(1) 79.3% of Class B Common Shares(1)

14	TYPE OF REPORTING PERSON* IN

(1)
Calculated based on 1,006,077 shares of Dover Investments Corporation class A common stock and 310,961 shares of Dover Investments Corporation class B common stock outstanding as of July 31, 2004, as reported in its quarterly report on Form 10-QSB for the quarter ended June 30, 2004 and filed with the Securities and Exchange Commission on August 12, 2004.

Item 1. Summary Term Sheet

        Reference is made to the information set forth under "Summary Term Sheet" in the Offer to Purchase, which is incorporated herein by reference.

Item 2. Subject Company Information

        (a)   Reference is made to the information set forth under "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase, which is incorporated herein by reference.

        (b)   Reference is made to the information set forth under "Introduction" in the Offer to Purchase, which is incorporated herein by reference.

        (c)   Reference is made to the information set forth under "The Tender Offer—Section 6 Price Range of Shares; Dividends" in the Offer to Purchase, which is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

        (a)   Reference is made to the information set forth under "The Tender Offer—Section 8 Certain Information Concerning the Trust, the Purchaser and the Continuing Stockholders" and "Schedule A Information Concerning the Directors and Executive Officers of the Trust and the Purchaser" in the Offer to Purchase, which is incorporated herein by reference.

        (b)   Reference is made to the information set forth under "The Tender Offer—Section 8 Certain Information Concerning the Trust, the Purchaser and the Continuing Stockholders" in the Offer to Purchase, which is incorporated herein by reference.

        (c)   Reference is made to the information set forth under "Schedule A Information Concerning the Directors and Executive Officers of the Trust and the Purchaser" in the Offer to Purchase, which is incorporated herein by reference.

Item 4. Terms of the Transaction

        (a)   Reference is made to the information set forth under "Summary Term Sheet"; "Introduction"; "Special Factors—Purpose and Structure of the Offer and the Merger, Reasons of the Trust, the Purchaser and Mr. Frederick Weissberg for the Offer and the Merger and—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer"; and "The Tender Offer—Section 1 Terms of the Offer; Expiration Date,—Section 2 Acceptance for Payment and Payment for Shares,—Section 3 Procedures for Tendering Shares,—Section 4 Withdrawal Rights and—Section 5 Certain U.S. Federal Income Tax Consequences" in the Offer to Purchase, which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

        (a)   Reference is made to the information set forth under "Special Factors—Transactions and Arrangements Concerning the Shares,—Related Party Transactions,—Certain Transactions Between the Trust and Dover and—Interests of Certain Persons in the Offer and the Merger" in the Offer to Purchase, which is incorporated by reference.

        (b)   Reference is made to the information set forth under "Special Factors—Background of this Offer and—Transactions and Arrangements Concerning the Shares" in the Offer to Purchase, which is incorporated by reference.

Item 6. Purpose of the Transaction and Plans or Proposals

        (a) and (c)(1)-(7)    Reference is made to the information set forth under "Summary Term Sheet"; "Introduction"; "Special Factors—Background of this Offer,—Purpose and Structure of the Offer and the Merger, Reasons of the Trust, the Purchaser and Mr. Frederick Weissberg for the Offer and the Merger,—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer and—Conduct of Dover's Business if the Offer is Not Completed"; and "The Tender Offer—Section 11 Certain Effects of the Offer on the Market for the Shares" in the Offer to Purchase, which is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

        (a) and (b)    Reference is made to the information set forth under "Summary Term Sheet" and "The Tender Offer—Section 9 Source and Amount of Funds" in the Offer to Purchase, which is incorporated herein by reference.

        (d)   Not applicable.

Item 8. Interest in Securities of Subject Company

        (a) and (b)     Reference is made to the information set forth under "Special Factors—Transactions and Arrangements Concerning the Shares"; "The Tender Offer—Section 8 Certain Information Concerning the Trust, the Purchaser and the Continuing Stockholders" and "Schedule A Information Concerning the Directors and Executive Officers of the Trust and the Purchaser" in the Offer to Purchase, which is incorporated herein by reference.

Item 9. Persons / Assets, Retained, Employed, Compensated or Used

        (a)   No person has been directly or indirectly employed, retained, or to be compensated to make solicitations or recommendations in connection with the transaction.

Item 10. Financial Statements

        (a)   Pursuant to the Instructions to Item 10, financial information is not material.

        (b)   Pursuant to the Instructions to Item 10, pro forma financial information is not material.

Item 11. Additional Information

        (a)(1)    None.

        (a)(2)    Reference is made to the information set forth under "Summary Term Sheet"; "Special Factors—Appraisal Rights and—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer; and "The Tender Offer—Section 1 Terms of the Offer; Expiration Date,—Section 2 Acceptance for Payment and Payment for Shares,—Section 3 Procedures for Tendering Shares,—Section 4 Withdrawal Rights,—Section 14 Certain Legal Matters and —Section 15 Miscellaneous" in the Offer to Purchase, which is incorporated herein by reference.

        (a)(3)    Reference is made to the information set forth under "Summary Term Sheet" and "The Tender Offer—Section 14 Certain Legal Matters" in the Offer to Purchase, which is incorporated herein by reference.

        (a)(4)    None.

        (a)(5)    Reference is made to the information set forth under "Special Factors—Background of this Offer" and "The Tender Offer—Section 14 Certain Legal Matters" in the Offer to Purchase, which is incorporated herein by reference.

        (b)   Reference is made to the Letters of Transmittal.

Item 12. Exhibits

        (a)(1)(i)    Offer to Purchase dated September 23, 2004.

        (a)(1)(ii)    Letter of Transmittal for Class A Common Stock.

        (a)(1)(iii)    Letter of Transmittal for Class B Common Stock.

        (a)(1)(iv)    Notice of Guaranteed Delivery.

        (a)(1)(v)    Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (a)(1)(vi)    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (a)(1)(vii)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.

        (a)(1)(viii)    Letter to Stockholders of Dover Investments Corporation from the Purchaser.

        (a)(1)(ix)    Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.

        (a)(5)(i)    Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.

        (a)(5)(ii)    Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.

        (a)(5(iii)    Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation*

        (a)(5)(iv)    Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation**

        (b)   None.

        (d)(i)    Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.

        (d)(ii)    Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.

        (d)(iii)    Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.

        (d)(iv)    Form of Special Committee Option Termination Agreement, dated September 22, 2004.

        (d)(v)    Kleczek Option Termination Agreement, dated September 22, 2004.

        (d)(vi)    Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.***

        (g)   None.

        (h)   None.

*
Previously filed with the SEC on January 27, 2004 as an exhibit to the Trust's Schedule TO and available for inspection in the manner set forth with respect to information concerning Dover in "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase.

**
Previously filed with the SEC on August 9, 2004, as an exhibit to the Trust's Schedule TO/A and available for inspection in the manner set forth with respect to information concerning Dover in "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase.

***
Previously filed with the SEC on February 11, 2002, as Exhibit 4 to the Statement on Schedule 13D of The Lawrence Weissberg Trust and Messrs. Lawrence Weissberg, Frederick M. Weissberg and Britt Evans and available for inspection in the manner set forth with respect to information concerning Dover in "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase.

Item 13. Information Required by Schedule 13E-3

        The offer constitutes a "going-private" transaction within the meaning of Rule 13e-3. As such, the following sets forth that information required by Schedule 13E-3 that has not already been set forth above in Items 1-12 of this Schedule TO.

  Item 1 of Schedule 13E-3. Summary Term Sheet

          The response to this item is included in Item 1 of this Schedule TO.

  Item 2 of Schedule 13E-3. Subject Company Information

          (a), (b) and (c)    This information is included in Item 2 of this Schedule TO.

          (d)   Reference is made to the information set forth under "The Tender Offer—Section 6 Price Range of Shares; Dividends" in the Offer to Purchase, which is incorporated herein by reference.

          (e)   Not Applicable.

          (f)    Reference is made to the information set forth under "The Tender Offer—Section 6 Price Range of Shares; Dividends" and "Schedule B Formation of the Purchaser" in the Offer to Purchase, which is incorporated herein by reference.

  Item 3 of Schedule 13E-3. Identity and Background of Filing Person

          The response to this item is included in Item 3 of this Schedule TO.

  Item 4 of Schedule 13E-3. Terms of the Transaction

          (a)   This information is included in Item 4 of this Schedule TO.

          (c)   None.

          (d)   Reference is made to the information set forth under "Summary Term Sheet"; "Special Factors—Appraisal Rights"; and "Schedule C Section 262 of the General Corporation Law of the State of Delaware" in the Offer to Purchase, which is incorporated herein by reference.

          (e)   None. Reference is made to the information set forth under "Special Factors—Appraisal Rights" in the Offer to Purchase, which is incorporated herein by reference.

          (f)    Not applicable.

  Item 5 of Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements

          (a) and (b)    This information is included in Item 5 of this Schedule TO.

          (c)   Reference is made to the information set forth under "Special Factors—Background of this Offer and—Transactions and Arrangements Concerning the Shares" in the Offer to Purchase, which is incorporated by reference.

          (e)   Reference is made to the information set forth under "Summary Term Sheet"; "Introduction"; "Special Factors—Purpose and Structure of the Offer and the Merger, Reasons of the Trust, the Purchaser and Mr. Frederick Weissberg for the Offer and the Merger and—Transactions and Arrangements Concerning the Shares; and "The Tender Offer—Section 1 Terms of the Offer; Expiration Date,—Section 2 Acceptance for Payment and Payment for Shares,—Section 3 Procedure for Tendering Shares,—Section 4 Withdrawal Rights,—Section 9 Source and Amount of Funds and—Section 13 Certain Conditions of the Offer" in the Offer to Purchase, which is incorporated herein by reference.

  Item 6 of Schedule 13E-3. Purposes of the Transaction and Plans or Proposals

          (b)   Reference is made to the information set forth under "Special Factors—Purpose and Structure of the Offer and the Merger, Reasons of the Trust, the Purchaser and Mr. Frederick Weissberg for the Offer and the Merger and—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer" in the Offer to Purchase, which is incorporated by reference.

          (c)(1), (2), (3), (4), (5), (6) and (7)    This information is included in Item 6 of this Schedule TO.

          (c)(8)    Reference is made to the information set forth under "Special Factors—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer and "The Tender Offer—Section 11 Certain Effects of the Offer on the Market for the Shares" in the Offer to Purchase, which is incorporated herein by reference.

  Item 7 of Schedule 13E-3. Purposes, Alternatives, Reasons and Effects

          (a), (b) and (c)    Reference is made to the information set forth under "Introduction"; "Special Factors—
  Background of this Offer,—Purpose and Structure of the Offer and the Merger, Reasons of the Trust, the Purchaser and Mr. Frederick Weissberg for the Offer and the Merger,—Position of Trust, the Purchaser and Mr. Frederick Weissberg Regarding Fairness of the Offer and the Merger,—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer and—Conduct of Dover's Business if the Offer is Not Completed" in the Offer to Purchase, which is incorporated herein by reference.

          (d)   Reference is made to the information set forth under "Summary Term Sheet"; "Introduction"; "Special Factors—Purpose and Structure of the Offer and the Merger, Reasons of the Trust, the Purchaser and Mr. Frederick Weissberg for the Offer and the Merger,—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer and—Appraisal Rights"; and "The Tender Offer—Section 5 Certain U.S. Federal Income Tax Consequences and—Section 11 Certain Effects of the Offer on the Market for the Shares" in the Offer to Purchase, which is incorporated herein by reference.

  Item 8 of Schedule 13E-3. Fairness of the Transaction

          (a), (b), (c), (d), (e) and (f)    Reference is made to the information set forth under "Summary Term Sheet"; "Introduction"; "Special Factors—Background of this Offer,—Purpose and Structure of the Offer and the Merger, Reasons of the Trust, the Purchaser and Mr. Frederick Weissberg for the Offer and the Merger,—Position of Trust, the Purchaser and Mr. Frederick Weissberg Regarding Fairness of the Offer and the Merger,—Position of Dover Regarding Fairness of the Offer and the Merger,—The Merger, Plans for Dover After the Offer and the Merger, Certain Effects of the Offer and—Conduct of Dover's Business if the Offer is Not Completed" in the Offer to Purchase, which is incorporated herein by reference.

  Item 9 of Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations

          (a) (b) and (c)    Reference is made to the information set forth under "Special Factors—Report of Houlihan Lokey Howard & Zukin and—Appraisal of Atherton Custom Home" in the Offer to Purchase, which is incorporated herein by reference.

  Item 10 of Schedule 13E-3. Source and Amount of Funds or Other Consideration

          (a), (b) and (d)    This information is provided in Item 7 of this Schedule TO.

          (c)   Reference is made to the information set forth under "The Tender Offer—Section 12 Fees and Expenses" in the Offer to Purchase, which is incorporated by reference.

  Item 11 of Schedule 13E-3. Interest in Securities of the Subject Company

          The response to this item is included in Item 8 of this Schedule TO.

  Item 12 of Schedule 13E-3. The Solicitation or Recommendation

          (d)   Reference is made to the information set forth under "Summary Term Sheet"; "Introduction" and "Special Factors—Background of this Offer and—Transactions and Arrangements Concerning the Shares" of the Offer to Purchase, which is incorporated herein by reference.

          (e)   The filing persons are not aware of any officer, director or affiliate of Dover or any person listed on "Schedule A Information Concerning the Directors and Executive Officers of the Trust and the Purchaser" to the Offer to Purchase who has made a recommendation either in support of or against the Offer.

  Item 13 of Schedule 13E-3. Financial Statements

          (a)   Reference is made to the information set forth under "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase, which is incorporated herein by reference.

          The audited financial statements for the subject company as of and for the fiscal years ended December 31, 2002, and December 31, 2003, are hereby expressly incorporated herein by reference to Part II, Item 7 of the subject company's annual report on Form 10-KSB, as amended, for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission on March 19, 2004.

          The unaudited financial statements of the subject company as of and for the quarter and six months ended June 30, 2004, and June 30, 2003, are hereby expressly incorporated herein by reference to Part I, Item 1 of the subject company's quarterly report on Form 10-QSB for the quarter ended June 30, 2004, filed with the Securities and Exchange Commission on August 12, 2004.

          (b)   None.

  Item 14 of Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used

          (a)   This information is provided in Item 9 of this Schedule TO.

          (b)   None.

  Item 15 of Schedule 13E-3. Additional Information

          The response to this item is included in Item 11 of this Schedule TO.

  Item 16 of Schedule 13E-3. Exhibits

          (a), (b), (d) and (g)    This information is provided in Item 12 of this Schedule TO.

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.†

          (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.††

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.†††

          (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.

          (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

†
Incorporated by reference to Exhibit (c)(1) to the Schedule 14D-9 of Dover Investments Corporation filed with the SEC on September 23, 2004.

††
Incorporated by reference to Exhibit (c)(2) to the Schedule 14D-9 of Dover Investments Corporation filed with the SEC on September 23, 2004.

†††
Incorporated by reference to Exhibit (c)(3) to the Schedule 14D-9 of Dover Investments Corporation filed with the SEC on September 23, 2004.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE LAWRENCE WEISSBERG REVOCABLE LIVING TRUST, U/D/T DATED NOVEMBER 25, 1992

/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg, Trustee (Name and Title)
September 23, 2004 (Date)
DOVER ACQUISITION CORP.
/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg, Chairman and President (Name and Title)
September 23, 2004 (Date)
FREDERICK M. WEISSBERG
/s/ Frederick M. Weissberg (Signature)
Frederick M. Weissberg (Name and Title)
September 23, 2004 (Date)
LAWRENCE WEISSBERG
* (Signature)
Lawrence Weissberg (Name and Title)
September 23, 2004 (Date)

*By:	/s/ Frederick M. Weissberg Frederick M. Weissberg Attorney-in-fact

EXHIBIT INDEX

Item 12. Exhibits.

(a)(1)(i)	Offer to Purchase dated September 23, 2004.
(a)(1)(ii)	Letter of Transmittal for Class A Common Stock.
(a)(1)(iii)	Letter of Transmittal for Class B Common Stock.
(a)(1)(iv)	Notice of Guaranteed Delivery.
(a)(1)(v)	Letter from the Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form-9.
(a)(1)(viii)	Letter to Stockholders of Dover Investments Corporation from the Purchaser.
(a)(1)(ix)	Text of Press Release issued by Dover Investments Corporation and Dover Acquisition Corp. on September 23, 2004.
(a)(5)(i)	Complaint of Daniel F. Raider, Civil Action No. 443-N, filed in the Court of Chancery of the State of Delaware on May 20, 2004.
(a)(5)(ii)	Complaint of Anthony Chiarenza, Civil Action No. 203-N, filed in the Court of Chancery of the State of Delaware on February 3, 2004.
(a)(5(iii)	Letter, dated January 27, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation*
(a)(5)(iv)	Letter, dated August 6, 2004, from the Lawrence Weissberg Revocable Living Trust to Dover Investments Corporation**
(b)	None.
(d)(i)	Agreement by and between Leeward Capital, L.P., Leeward Investments, LLC, Eric Von der Porten and Dover Acquisition Corp., dated as of September 22, 2004.
(d)(ii)	Consulting Agreement by and between The Lawrence Weissberg Revocable Living Trust and Mr. Britt Evans, dated February 9, 2004.
(d)(iii)	Form of Dover Acquisition Corp. Subscription Agreement, dated September 22, 2004.
(d)(iv)	Form of Special Committee Option Termination Agreement, dated September 22, 2004.
(d)(v)	Kleczek Option Termination Agreement, dated September 22, 2004.
(d)(vi)	Durable Power of Attorney, executed by Mr. Lawrence Weissberg, dated May 9, 2000.***
(g)	None.
(h)	None.

*
Previously filed with the SEC on January 27, 2004 as an exhibit to the Trust's Schedule TO and available for inspection in the manner set forth with respect to information concerning Dover in "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase.

**
Previously filed with the SEC on August 9, 2004, as an exhibit to the Trust's Schedule TO/A and available for inspection in the manner set forth with respect to information concerning Dover in "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase.

***
Previously filed with the SEC on February 11, 2002, as Exhibit 4 to the Statement on Schedule 13D of The Lawrence Weissberg Trust and Messrs. Lawrence Weissberg, Frederick M. Weissberg and Britt Evans and available for inspection in the manner set forth with respect to information concerning Dover in "The Tender Offer—Section 7 Certain Information Concerning Dover" in the Offer to Purchase.

Item 13. Information Required by Schedule 13E-3

  Item 16 of Schedule 13E-3. Exhibits

          (a), (b), (d) and (g)    This information is provided in Item 12 of this Schedule TO.

          (c)(i)    Valuation Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.*

          (c)(ii)    Discount for Lack of Marketability Report of Houlihan Lokey to the Special Committee and the Board of Directors of Dover, dated August 31, 2004.**

          (c)(iii)    Sensitivity Chart Prepared by Houlihan Lokey at the Request of the Special Committee, dated August 31, 2004.***

          (c)(iv)    Appraisal Report of Jeffrey Miller Appraisal Associates.

          (f)    Section 262 of the General Corporation Law of the State of Delaware (included as Schedule C of the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).

*
Incorporated by reference to Exhibit (c)(1) to the Schedule 14D-9 of Dover Investments Corporation filed with the SEC on September 23, 2004.

**
Incorporated by reference to Exhibit (c)(2) to the Schedule 14D-9 of Dover Investments Corporation filed with the SEC on September 23, 2004.

***
Incorporated by reference to Exhibit (c)(3) to the Schedule 14D-9 of Dover Investments Corporation filed with the SEC on September 23, 2004.

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